UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

                        INFORMATION STATEMENT PURSUANT TO
                           RULES 13D-1(b) AND (c) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13D-2(b)
                                (AMENDMENT NO. )*



                                ATL PRODUCTS INC.
                                (Name of Issuer)


                              CLASS A COMMON STOCK
                         (Title of Class of Securities)


                                    00207M102
                                 (CUSIP Number)



 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  00207M102                     13G                   PAGE 2 OF 4 PAGES


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NEW YORK LIFE TRUST COMPANY               EIN # 13-3808042

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                  (b) [  ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK, NEW YORK

NUMBER OF               5.    SOLE VOTING POWER                     671,647
SHARES
BENEFICIALLY            6.    SHARED VOTING POWER                         0
OWNED BY
EACH                    7.    SOLE DISPOSITIVE POWER                671,647
REPORTING
PERSON                  8.    SHARED DISPOSITIVE POWER                    0
WITH

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                              671,647

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES* [  ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                  6.9%

12.   TYPE OF REPORTING PERSON*

            BK

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO.  00207M102                   13G                     PAGE 3 OF 4 PAGES


Item 1(a)   Name of Issuer:   ATL PRODUCTS INC.

Item 1(b)   Address of Issuer's principal executive offices:

            2801 KELVIN AVENUE
            IRVINE, CALIFORNIA 92614

Item 2(a)   Name of person filing:    NEW YORK LIFE TRUST COMPANY

Item 2(b)   Address of principal business office:

            51 MADISON AVENUE, ROOM 117A
            NEW YORK, NY  10010

Item 2(c)   Citizenship:  SEE ITEM 4 OF COVER PAGE

Item 2(d)   Title of class of securities:  SEE COVER PAGE

Item 2(e)   Cusip No.:  SEE COVER PAGE

Item 3(b)   Type of Person:    SEE ITEM 12 OF COVER PAGE

Item4(a) Amount beneficially owned: New York Life Trust Company, in its capacity as trustee of the ATL Products Profit Sharing and 401(k) Plan, may be deemed the beneficial owner of 671,647 shares of Class A common stock of the issuer which are owned by the Plan on behalf of numerous participants.

Item 4(b)   Percentage of class:    6.9%

Item 4(c)   For  information   regarding   voting  and   dispositive  power with
            respect to the above listed shares see items 5-8 of Cover Page.

Item 5      Ownership of 5 percent or less of a class:  NOT APPLICABLE

Item 6      Ownership of more than 5 percent on behalf of another person:
            Shares as to which this schedule is filed are owned by ATL Products Profit Sharing and 401(k) Plan on behalf of numerous participants, which participants receive dividends and the proceeds for the sale of such shares. No such participant is known to have such an interest with respect to more than 5%
            of the class except as follows:   NONE

CUSIP NO.   00207M102                     13G                  PAGE 4 OF 4 PAGES


Item 7 Identification and classification of members of the subsidiary which acquired the security being reported on by the parent holding
            company:        NOT APPLICABLE

Item 8      Identification  and  classification  of members of the group:    NOT
            APPLICABLE

Item 9      Notice of dissolution of the group:  NOT APPLICABLE

Item 10     Certification:

            By signing below I certify that, to the best of my kowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Dated: February 5, 1998

                                            ------------------------------------
                                           /S/   WILLIAM V. ZALESKI
                                           Name:   William V. Zaleski
                                           Title:  President